[Letterhead of Tellabs, Inc.]

August 18, 2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
Attention:	Mr. Larry Spirgel Mr. Kyle Moffatt Ms. Kathryn Jacobson

Re:	Tellabs, Inc. (“Tellabs” or the “Company”)
Form 10-K for Fiscal Year Ended December 30, 2005
Filed March 14, 2006
File No. 0-9692

Ladies and Gentlemen:

This letter is intended to supplement our letter dated May 26, 2006 in response to comments made by the Staff in a teleconference held with Company representatives on July 10, 2006 regarding certain matters contained in the Staff’s comment letter dated April 6, 2006 with respect to Tellabs’ Form 10-K for the fiscal year ended December 30, 2005, as filed on March 14, 2006.

As requested by the Staff, we hereby represent that the Company has performed a goodwill impairment review as of its year ended December 31, 2005 as though it had four reporting units (Core, BBNS, Access and Services) and we determined that there would have been no impairment.

In addition, on pages 12  and 13 of our Form 10-Q for the quarterly period ended June 30, 2006 that was filed on August 8, 2006, we disclosed the amount of goodwill assigned to each of our reportable segments.

The following sections discuss how the Company would have assigned assets, liabilities and goodwill to each of the four suggested reporting units in 2005, how we determined our three reporting units for 2006, and how we re-assigned assets, liabilities and goodwill to those reporting units.

I. Assignment of Assets and Liabilities to Reporting Units (2005)

For purposes of testing goodwill for impairment in 2005 on the four reporting units basis requested by the Staff, we first assigned assets (excluding goodwill) and liabilities to each of Core, BBNS, Access and Services (hereinafter referred to as reporting units or units) using the guidance in paragraphs 32 and 33 of FAS 142. For this purpose we used the Company’s audited balance sheet as of December 30, 2005.

Paragraph 32 states in part:

For the purpose of testing goodwill for impairment, acquired assets and assumed liabilities shall be assigned to a reporting unit as of the acquisition date if both of the following criteria are met:

a.                  The asset will be employed in or the liability relates to the operations of a reporting unit.

b.                 The asset or liability will be considered in determining the fair value of the reporting unit.

Assets or liabilities that an entity considers part of its corporate assets or liabilities shall also be assigned to a reporting unit if both of the above criteria are met.

Paragraph 33 states:

Some assets or liabilities may be employed in or relate to the operations of multiple reporting units.  The methodology used to determine the amount of those assets or liabilities to assign to a reporting unit shall be reasonable and supportable and shall be applied in a consistent manner.  For example, assets and liabilities not directly related to a specific reporting unit, but from which the reporting unit benefits, could be allocated according to the benefit received by the different reporting units (or based on the relative fair values of the different reporting units).  In the case of pension items, for example, a pro rata allocation based on payroll expense might be used.

For each asset and liability we first assessed whether it was a corporate asset or liability. If the asset or liability was not a corporate asset or liability we assessed whether it was employed in, or related to, the operations of  one or more reporting units and whether it would be considered in determining the fair value of the reporting unit(s). In this regard, we considered whether the asset or liability would be transferred to a buyer in the event of a disposal of the unit.

We identified some items as being corporate assets and liabilities based on our assessment that the items were not employed in any unit nor did the items relate to any unit. We did not include the corporate items in determining the fair value of any unit. We determined the following to be corporate assets and liabilities:

•             Marketable securities

•             Cash and cash equivalents (except as described below)

•             Long-term investments

•             All business franchise tax liabilities

•             Cisco stock and related loan

•             Deferred tax assets and liabilities in accordance with EITF 02-13

We assigned the following items to specific reporting units based on which unit the item was employed in, or related to:

•             Trade accounts receivable

•             Inventories

•             Intangible assets

•             Restructuring liabilities

•             Some prepaid expenses

•             Some miscellaneous receivables

When an item was employed in, or related to, multiple units and a direct allocation could not be made to a specific reporting unit, we apportioned the item to the units by using an apportionment method as follows:

1.               Apportioned based on the percent of revenue in the unit relative to total revenue:

•             Certain prepaid expenses (liability insurance)

•             Long-term receivables

•             Deferred charges

2.               Apportioned based on the percent of salary expense in the unit relative to total salary expense:

•             Accrued compensation expense

•             Accrued employee benefit expense

•             Deferred income program assets and liabilities

3.               Apportioned based on the percent of cost of goods sold in the unit relative to total cost of goods sold:

•             Accounts payable

•             Warranty liabilities

•             Deferred revenue

4.               Apportioned based on the percent of forecasted depreciation in the unit relative to total forecasted depreciation:

•             Property, plant and equipment

•             Capitalized prototypes and software

5.               We assigned a portion of aggregate cash and cash equivalents to each unit in relation to their working capital requirements with the balance of cash and equivalents considered to be a corporate asset.

6.               We assigned deferred income taxes using the guidance in EITF 02-13.

We did not assign cumulative translation adjustments to reporting units because we have no current plans to sell or liquidate any foreign entity having a CTA balance. We did not assign inter-company balances to units because we determined that the balances would not transfer to a buyer in the event of a sale of the unit.

II. Assignment of Goodwill to Reporting Units (2005)

As requested by the Staff, we assigned goodwill to the four reporting units using the guidance in paragraphs 34 and 35 of FAS 142.

Paragraph 34 states in pertinent part that:

Goodwill shall be assigned to reporting units of the acquiring entity that are expected to benefit from the synergies of the combination even though other assets or liabilities of the acquired entity may not be assigned to that reporting unit.  The total amount of acquired goodwill may be divided among a number of reporting units.  The methodology used to determine the amount of goodwill to assign to a reporting unit shall be reasonable and supportable and shall be applied in a consistent manner.  In addition, that methodology shall be consistent with the objectives of the process of assigning goodwill to reporting units described in paragraph 35.

Paragraph 35 states:

In concept, the amount of goodwill assigned to a reporting unit would be determined in a manner similar to how the amount of goodwill recognized in a business combination is determined.  An entity would determine the fair value of the acquired business (or portion thereof) to be included in a reporting unit-in essence a “purchase price” for that business.  The entity would then allocate that purchase price to the individual assets acquired and liabilities assumed related to that acquired business (or portion thereof). Any excess purchase price is the amount of goodwill assigned to that reporting unit.  However, if goodwill is to be assigned to a reporting unit that has not been assigned any of the assets acquired or liabilities assumed in that acquisition, the amount of goodwill to be assigned to that unit might be determined by applying a “with and without” computation.  That is, the difference between the fair value of that reporting unit before the acquisition and its fair value after the acquisition represents the amount of goodwill to be assigned to that reporting unit.

Because we were unable to identify or reasonably measure any meaningful synergies that may have resulted from the acquisitions, we assigned the goodwill from each acquisition to a single reporting unit on the basis of the underlying technologies and products.

Although the Staff did not suggest that we consider paragraph 36 of FAS 142 in our assignment of goodwill, we did an alternative goodwill assignment under the fair value approach specified in paragraph 36, which prescribes the method for reassigning goodwill when there is a reorganization of the reporting structure.

Paragraph 36 states:

When an entity reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, the guidance in paragraphs 32 and 33 shall be used to reassign assets and liabilities to the reporting units affected.  However, goodwill shall be reassigned to the reporting units affected using a relative fair value allocation approach similar to that used when a portion of a reporting unit is to be disposed of (refer to paragraph 39).  For example, if existing reporting unit A is to be integrated with reporting units B, C, and D, goodwill in reporting unit A would be assigned to units B, C, and D based on the relative fair values of the three portions of reporting unit A prior to those portions being integrated with reporting units B, C, and D.

Using the approach in paragraph 36, we determined the fair value of each of the four reporting units, and then apportioned the aggregate goodwill to each unit in the same ratio as the unit’s fair value to total fair value.

We tested the goodwill balances that resulted from both the paragraphs 34 and 35 method and the paragraph 36 method for each unit for impairment by comparing the fair values of each unit to its carrying value. In each case, the fair value exceeded the carrying value and we determined that there was no impairment.

III. Reassignment of Assets, Liabilities and Goodwill (2006)

In 2006, Tellabs began reporting results in three reporting segments: Transport Products, Broadband Products and Services. When a reorganization of reporting structure occurs, Paragraph 36 of FAS 142 requires that the guidance in paragraphs 32 and 33 of FAS 142 be used to reassign assets and liabilities to the reporting units affected. We therefore assigned assets and liabilities to each of Transport, Broadband and Services using the same methods for each asset and liability as described in detail in Section I above.

In addition, we reassigned goodwill to our three reporting units using the fair value method prescribed in paragraph 36 of FAS 142 related to reorganization of a reporting structure. In each case, the fair value exceeded the carrying value and we determined that there was no impairment.

IV. Determination of Reporting Units (2006)

To arrive at our reporting units for 2006 we followed the guidance in paragraph 30 of SFAS 142, which states:

A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. The relevant provisions of Statement 131 and related interpretive literature shall be used to determine the reporting units of an entity.

As set forth in our response letter dated May 26, 2006, in the first quarter of 2006, following an internal management reorganization and in part spurred by comments regarding segment reporting received from the SEC Staff, our CEO undertook a review of our management processes that were being utilized to assess financial performance. Based on that review, our CEO determined that he will continue to assess our performance on the basis of consolidated financial results because it is consistent with our centralized organizational structure and to ensure we remain focused on meeting investor expectations. However, he also determined to supplement his consolidated performance assessment process with a review of discrete profitability measures for each of Tellabs’ Broadband, Transport and Services product lines.

To implement this decision we revised the internal reports that are provided to the CEO at his bi-weekly staff meetings and the reports that are included as handouts at quarterly operations review meetings. The new information was not readily available and our accounting staff had to develop new reports for this purpose. These new segment level reports are also being provided to our board of directors, including the compensation committee thereof,  and in conjunction with the consolidated financial data we have historically provided, will become an element of their future management decisions.

As a result of our CEO’s change in focus, we initiated disclosure of segment information in our Form 10-Q for the quarterly period ending March 31, 2006.

Therefore, to determine whether we had any reporting units beyond our three operating segments, we evaluated whether any of the operating segments should be disaggregated into more than one reporting unit. The second sentence of paragraph 30 of FAS 142 defines three criteria that must exist for a component of an operating segment to be considered a reporting unit: the component must constitute a business; discrete financial information exists for the component; and segment management regularly reviews the operating results of the component.

EITF D-101 provides guidance on when a component is considered a business.  It states that the determination of whether a component constitutes a business requires judgment based on specific facts and circumstances.  It further states that the guidance in Issue No. 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business,” should be considered in determining whether a group of assets constitutes a business.  That guidance states that, among other things, for a component to be a business, it must contain all of the inputs, processes and outputs necessary for it to continue to conduct normal operations after the component is separated from the business.

The components of Tellabs’ operating segments are comprised of many product and service lines. These discrete product lines do not constitute stand-alone businesses, as the only functional responsibility specifically dedicated to each is R&D. The product line R&D function is responsible for developing new products and feature enhancements for existing products and product lifecycle management. The product lines lack a sales force and the supply chain processes of procurement, manufacturing and distribution. They lack strategic management processes, operational processes and resource management processes. Each operating segment has a segment manager who regularly reviews financial information (revenue and expenses) for each of its underlying products and services; however, the segment managers do not receive or review financial information that aggregates products within their respective segments. We therefore concluded that the components do no meet the definition of a business as defined in Issue 98-3.

We also believe that our conclusion is consistent with EITF D-101, which states that “the fact that operating information (revenues and expenses) exists for a component of an operating segment does not mean that the component constitutes a business.  For example, a component for which operating information is prepared might be a product line or a brand that is part of a business rather than a business itself.”

Based on the above analysis,  we concluded that Tellabs has no reporting units below the segment level.

 If you have any questions regarding the foregoing, please contact me at 630-798-3612.

Very truly yours,

/s/ James A. Dite
James A. Dite
Vice President and Controller,
(Principal Accounting Officer and duly authorized officer) Tellabs, Inc.